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Exhibit 99.1

News Release

EARNINGS ADVISORY:

Geac to Announce First Quarter Fiscal 2005 Results
On September 8, 2004

MARKHAM, Ontario and SOUTHBOROUGH, Mass.—August 20, 2004—Geac (TSX: GAC and NASDAQ: GEAC), a global enterprise software company for business performance management, today announced it will release first quarter, fiscal 2005 financial results on September 8, 2004 after the close of the market. The company will discuss the results on a conference call and webcast on September 8, 2004, beginning at 5:15 p.m. Eastern Time.

Listeners can access the conference call at 416.405.9328 / 800.387.6216, or via webcast at http://www.investors.geac.com.

A replay of the conference call will be available from September 8, 2004 at 9:00 p.m. Eastern Time until September 17, 2004, at 11:59 p.m. Eastern Time. The replay can be accessed at 416.695.5800 or 1.800.408.3053. The pass code for the replay is 3091160#.

For more information, contact:

Alys Scott
Vice President, Global Communications & Investor Relations
Tel. 905.940.3751
 alys.scott@geac.com

David Domeshek
Director of Corporate Communications
Tel. 508.871.5064
 david.domeshek@geac.com

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  Exhibit 99.1
  EARNINGS ADVISORY